AKAMAI TECHNOLOGIES, INC.
8 Cambridge Center
Cambridge, MA 02142

April 20, 2012
BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jaime John

Re: Akamai Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012 - File No. 0-27275
(the “2011 Form 10-K”)

Ladies and Gentlemen:
This letter is being filed in connection with the letter dated April 17, 2012 (the “Letter”) from Patrick Gilmore, on behalf of the staff of the Securities and Exchange Commission, to Akamai Technologies, Inc. (“Akamai”). Akamai intends to submit our response to the Letter on or before May 15, 2012. If you have any questions or need additional information, please call me at 617-444-4698.

Very truly yours,

/s/ James H. Hammons, Jr.

James H. Hammons, Jr.
VP and Assistant General Counsel

cc: Melanie Haratunian
Senior Vice President and General Counsel
Susan W. Murley
Wilmer Cutler Pickering Hale and Dorr LLP